INTELGENX TECHNOLOGIES CORP.
6425 Abrams, Ville St. Laurent, Quebec H4S 1X9

May 13, 2008

VIA EDGAR AND FAX: (202) 772-9217
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rose Zukin; Jeffrey P. Riedler

Re:

IntelGenx Technologies Corp.
Registration Statement on Form S-1
Filed 4/28/2008
File No. 333-150479

The following response addresses the comments of the reviewing Staff of the Commission as set forth in the comment letter of May 1, 2008 relating to the Registration Statement on Form S-1 (the "Filing") of IntelGenx Technologies Corp. ("IntelGenx" or the "Company").

Form S-1

1. We note your Form S-1 is registering common stock underlying warrants that are not currently outstanding. Please remove the common stock underlying these warrants from your registration statement. You may register these warrants once the option to purchase units has been exercise and the warrants have been issued.

Response:

The common stock underlying the warrants that are not currently outstanding have been removed from the Filing. Contemporaneously herewith the Company is filing an amendment to the Filing which reflects this change.

Please do not hesitate to contact the Company’s securities counsel, Richard Raymer of Hodgson Russ LLP at (416) 595-5100 should any questions arise or should you require additional information.

Sincerely,

/s/ Horst G. Zerbe
Horst G. Zerbe
President and Chief Executive Officer